Exhibit 23.1

Consent of Independent Auditors
We consent to the incorporation by reference in the Registration Statement Nos. 333-167016 and 333-122934 on Form S-8, of WEX, Inc., of our report dated March 18, 2016, with respect to the audited consolidated financial statements of WP Mustang Holdings LLC and subsidiaries (a limited liability company), which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, members’ equity, and cash flows for the year ended December 31, 2015, the period from May 29, 2014 to December 31, 2014 (Successor), and the period from January 1, 2014 to May 28, 2014 (Predecessor), and the related notes to the consolidated financial statements, included in this Current Report on Form 8-K/A of WEX, Inc. dated September 19, 2016.

/s/ Ernst & Young LLP

Nashville, Tennessee
September 19, 2016